Filed Pursuant to Rule 424(b)(2)

Registration No. 333-119615

h

Prospectus Supplement (To Prospectus Dated November 1, 2004)

Citigroup Global Markets Holdings Inc.

8,500,000 Principal-Protected Notes

Based Upon a Group of Asian Currencies

Due April 28, 2008

$10.00 per Note

•	The notes will mature on April 28, 2008. We will not make any payments prior to maturity. You will receive at maturity, for each $10 principal amount of notes you hold, $10 plus a supplemental return amount, which may be positive or zero.

•	The supplemental return amount will be based on the U.S. dollar exchange rates for a group of Asian currencies composed of the South Korean won, the Thai baht, the Indian rupee, the Taiwanese dollar and the Australian dollar.

•	If the supplemental return percentage over the term of the notes is less than or equal to zero, the supplemental return amount will equal zero.

•	If the supplemental return percentage over the term of the notes is greater than zero, the supplemental return amount will equal the product of (a) $10, (b) a participation rate of 100% and (c) the supplemental return percentage.

•	The notes have been approved for listing on the American Stock Exchange under the symbol “CAQ.”

Investing in the notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page S-8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus and prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	$10.00	$85,000,000
Underwriting Discount	$0.30	$2,550,000
Proceeds to Citigroup Global Markets Holdings Inc.	$9.70	$82,450,000

The underwriter expects to deliver the notes to purchasers on or about April 28, 2005.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

April 25, 2005

SUMMARY

This summary highlights selected information from the accompanying prospectus and this prospectus supplement to help you understand the notes based upon a group of Asian currencies. You should carefully read this entire prospectus supplement and the accompanying prospectus to understand fully the terms of the notes, certain information regarding how the supplemental return amount is calculated, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled “Risk Factors Relating to the Notes,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this prospectus supplement and the accompanying prospectus.

Selected Purchase Considerations

•	Growth Potential – The supplemental return amount for the notes payable at maturity is based on the sum of changes in the value of a group of Asian currencies relative to U.S. dollar, and enables you to participate in potential increases in the values of the currencies in the group relative to the U.S. dollar during the term of the notes. The group of Asian currencies is composed of the South Korean won, the Thai baht, the Indian rupee, the Taiwanese dollar and the Australian dollar.

•	Preservation of Capital – At maturity, we will pay you at least the principal amount of the notes, regardless of the performance of the group of Asian currencies.

•	Diversification – The notes are linked to the group of Asian currencies and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors Relating to the Notes” section of this prospectus supplement. Some are summarized here.

•	Possibility of No Capital Appreciation – The supplemental return percentage used to determine the supplemental return amount, if any, payable to you at maturity is based on the amount by which the ending value of each currency in the group of Asian currencies differs from the starting value of that currency, expressed as a percentage. The supplemental return amount may be zero even if the value of each currency in the group has appreciated relative to the U.S. dollar at one or more times during the term of the notes or if the values of some but not all currencies in the group relative to the U.S. dollar at maturity are greater than the values of the same currencies relative to the U.S. dollar on the date of this prospectus supplement. As a result, the notes may underperform fixed income investments of comparable credit and maturity.

•	The Return on the Notes Is Based on the Allocation Percentage for Each Currency in the Group of Asian Currencies – Because the supplemental return percentage will be affected by the ending value of each currency in the group of Asian currencies relative to the starting value of that currency, a significant increase in the value of some but not all of the currencies in the group relative to the U.S. dollar may be substantially or entirely offset by decreases in the value of the other currencies in the group relative to the U.S. dollar during the term of the notes.

•	You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop – The notes will be listed on a major exchange, but the secondary market may not be liquid and may not continue for the term of the notes. Although Citigroup Global Markets Inc. intends to make a market in the notes, it is not obliged to do so.

•	The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity May Be Substantially Less than the Amount You Originally Invest – Due to the changes in the supply and demand for the currencies in the group of Asian currencies, foreign currency exchange rates, interest rates, events involving countries issuing the currencies in the group, global and regional economic, political and other conditions and Citigroup Global Markets Holdings’ perceived creditworthiness, the notes may trade at prices below their initial issue price and you could receive substantially less than the amount of your original investment if you sell your notes prior to maturity.

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Notes are a series of unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings. The Notes mature on April 28, 2008 and do not provide for earlier redemption by you or us.

Each Note represents a principal amount of $10. You may transfer the Notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in this prospectus supplement and the section “Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Does “Principal Protected” Mean?

“Principal Protected” means that your principal investment in the Notes is not at risk in the event of a decline in the value of the group of Asian currencies over the term of the Notes.

Will I Receive Interest on the Notes?

We will not make any periodic payments of interest on the Notes or any other payments on the Notes until maturity.

What Will I Receive at Maturity of the Notes?

The Notes will mature April 28, 2008. You will receive at maturity, for each $10 principal amount of Notes you hold, a payment equal to the sum of $10 and a supplemental return amount.

How Will the Supplemental Return Amount Be Calculated?

The supplemental return amount will be based on the amount by which the ending value of each currency in a group of Asian currencies differs from the starting value of that currency.

•	If the supplemental return percentage is less than or equal to zero, the supplemental return amount will equal zero.

•	If the supplemental return percentage is greater than zero, the supplemental return amount will equal the product of:

$10 * Supplemental Return Percentage * Participation Rate

The group of Asian currencies includes the lawful currency of South Korea (currently the South Korean won), the lawful currency of Thailand (currently the Thai baht), the lawful currency of India (currently the Indian rupee), the lawful currency of Taiwan (currently the Taiwanese dollar), and the lawful currency of Australia (currently the Australian dollar).

The participation rate equals 100%.

The supplemental return percentage will equal the sum of the currency return percentages for each currency in the group of Asian currencies.

The currency return percentage for each currency in the group will equal the following fraction:

Ending Value – Starting Value	×	Allocation Percentage
Starting Value

The allocation percentage for each currency in the group equals 20%.

The starting value for one South Korean won in U.S. dollars will equal $0.00100115, for one Thai baht in U.S. dollars will equal $0.02537427, for one Indian rupee in U.S. dollars will equal $0.02287544, for one Taiwanese dollar in U.S. dollars will equal $0.03186439, for one Australian dollar in U.S. dollars will equal $0.78070000, the exchange rate into U.S. dollars for one unit of each currency on April 25, 2005, the date of this prospectus supplement.

The ending value for each currency in the group will equal the exchange rate of one unit of that currency in U.S. dollars on the valuation date.

The valuation date will be April 23, 2008.

The exchange rate for the currency of South Korea on any business day will be the U.S. dollar/South Korean won exchange rate in the interbank market, expressed as the amount of U.S. dollars per one South Korean won, as reported by Bloomberg, L.P. (“Bloomberg”) on page TKC7, or any substitute page, at approximately 3:00 p.m., Tokyo time.

The exchange rate for the currency of Thailand on any business day will be the U.S. dollar/Thai baht exchange rate in the interbank market, expressed as the amount of U.S. dollars per one Thai baht, as reported by Bloomberg on page TKC7, or any substitute page, at approximately 3:00 p.m., Tokyo time.

The exchange rate for the currency of India on any business day will be the U.S. dollar/Indian rupee exchange rate in the interbank market, expressed as the amount of U.S. dollars per one Indian rupee, as reported by Bloomberg on page TKC7, or any substitute page, at approximately 3:00 p.m., Tokyo time.

The exchange rate for the currency of Taiwan on any business day will be the U.S. dollar/Taiwanese dollar exchange rate in the interbank market, expressed as the amount of U.S. dollars per one Taiwanese dollar, as reported by Bloomberg on page TKC7, or any substitute page, at approximately 3:00 p.m., Tokyo time.

The exchange rate for the currency of Australia on any business day will be the U.S. dollar/Australian dollar exchange rate in the interbank market, expressed as the amount of U.S. dollars per one Australian dollar, as reported by Bloomberg on page TKC7, or any substitute page, at approximately 3:00 p.m., Tokyo time.

If the ending value for any currency in the group is less than the starting value used for the computation of the currency return percentage, then the currency return percentage will be negative. However, the supplemental return amount cannot be less than zero (ensuring that the payment you receive at maturity will not be less than the amount of your original investment in the Notes).

If quotes for the exchange rate on the valuation date for any currency in the group are not available as described in the preceding paragraphs, the exchange rate used to determine the ending value for such currency in the group will equal the noon buying rate in New York on the valuation date for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”). If the Noon Buying Rate is not announced on that date, then the exchange rate for such currency in the group will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 10:00 a.m., New York City time, on the date following the valuation date for the purchase or sale for deposits in the relevant currency by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the calculation agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations on that date, then the exchange rate for such currency in the group will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 10:00 a.m., New York City time, on that same date from two leading commercial banks in New York (selected in the sole discretion of the calculation agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the calculation agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the exchange rate for such currency in the group will be the rate that would be used by the calculation agent in making valuation determinations for Citigroup Global Markets Inc.’s financial reporting purposes on the date following the valuation date.

For more specific information about the “supplemental return amount,” the “supplemental return percentage,” the “currency return percentage” and the determination of exchange rates, please see “Description of the Notes—“Supplemental Return Amount” in this prospectus supplement.

The amount payable to you at maturity is dependent upon the amount by which the ending value of each currency in the group differs from the starting value of that currency. Even if the value of any such currency relative to the U.S. dollar is greater than the starting value of that currency at one or more times during the term of the Notes, as long as the ending value is less than the starting value, the currency return percentage will be negative. In addition, even if the value of some but not all of the currencies in the group relative to the U.S. dollar at maturity are greater than their starting values, these increases may be substantially or entirely offset by low ending value of one or more other currencies in the group.

Where Can I Find Examples of Hypothetical Maturity Payments?

For a table setting forth hypothetical maturity payments, see “Description of the Notes — Maturity Payment — Hypothetical Examples” in this prospectus supplement.

How Has the Group of Asian Currencies Performed Historically?

We have provided graphs showing historical daily exchange rates for each currency in the group from January 1, 1995 to April 25, 2005 and a graph showing the hypothetical historical composite performance of the group of five Asian currencies from January 1, 1995 through April 25, 2005. The graphs are included in the section “Exchange Rates” in this prospectus supplement. We have provided the historical information to help you evaluate the behavior of the group of Asian currencies in various economic environments. However, past performance is not necessarily indicative of how the group will perform in the future.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Because the Notes are contingent payment debt obligations of Citigroup Global Markets Holdings, U.S. Holders of a Note will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Note, which yield will be assumed to be 4.253% per year. This tax OID will be includible in a U.S. Holder’s gross income (as ordinary income) over the term of the Note. The assumed comparable yield is based on a rate at which Citigroup Global Market Holdings would issue a similar debt obligation with no contingent payments. The amount of the tax OID is calculated based in part on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, a Note. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. Holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Note during such periods (with an offsetting ordinary loss). If a U.S. Holder disposes of the Note prior to maturity, the U.S. Holder will be required to treat any gain recognized upon the disposition of the Note as ordinary income (rather than capital gain). You should refer to “Certain United States Federal Income Tax Considerations” in this prospectus supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

The Notes have been approved for listing on the American Stock Exchange under the symbol “CAQ,” subject to official notice of issuance. You should be aware that the listing of the Notes on the American Stock Exchange, will not necessarily ensure that a liquid trading market will be available for the Notes.

What Is the Role of Citigroup Global Markets Holdings’ Subsidiary, Citigroup Global Markets Inc.?

Our subsidiary, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the Notes and is expected to receive compensation for activities provided in connection with the offering. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell the Notes to create a secondary market for holders of the Notes, and may engage in other activities described in the section “Underwriting” in this prospectus supplement. Citigroup Global Markets Inc. will also act as calculation agent for the Notes.

Can You Tell Me More about Citigroup Global Markets Holdings?

Citigroup Global Markets Holdings is a holding company that provides investment banking, securities and commodities trading, brokerage, asset management and other financial services through its subsidiaries. Citigroup Global Markets Holdings is a subsidiary of Citigroup Inc., a diversified financial services holding company.

Citigroup Global Markets Holdings’ ratios of earnings to fixed charges (Citigroup Global Markets Holdings has no outstanding preferred stock) since 2000 are as follows:

	Year Ended December 31,
	2004		2003		2002		2001		2000
Ratio of earnings to fixed charges	0.63	x	1.90	x	1.44	x	1.34	x	1.32	x

Can You Tell Me More About the Effect of Citigroup Global Markets Holdings’ Hedging Activity?

We expect to hedge our obligations under the Notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the currencies in the group of Asian currencies or in other instruments, such as options, swaps or futures, based on the group of Asian currencies or the currencies in the group. The cost of maintaining or adjusting this hedging activity could affect the price at which our subsidiary Citigroup Global Markets Inc. may be willing to purchase your Notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the Notes declines. You should refer to “Risk Factors Relating to the Notes — Citigroup Global Markets Holdings’ Hedging Activity Could Result in a Conflict of Interest” in this prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 or substantially similar federal, state or local laws (“ERISA-Type Plans”) will not be permitted to purchase or hold the Notes. Plans that are not ERISA-Type Plans, such as individual retirement accounts, individual retirement annuities or Keogh plans, will be permitted to purchase or hold the Notes, provided that each such plan shall by its purchase be deemed to represent and warrant that none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the Notes.

Are There Any Risks Associated with My Investment?

Yes, the Notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this prospectus supplement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, filed by us with the Securities and Exchange Commission, or the SEC, pursuant to Section 13 of the Securities Exchange Act of 1934 (File No. 1-15286), are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 2004 and (ii) Current Reports on Form 8-K filed on January 20, 2005, February 3, 2005, February 4, 2005, February 11, 2005, February 28, 2005, March 4, 2005, March 30, 2005, April 5, 2005 and April 15, 2005.

You should refer to “Prospectus Summary — Where You Can Find More Information” in the accompanying prospectus. These documents may also be accessed electronically by means of the SEC’s home page on the worldwide web on the internet at http://www.sec.gov.

RISK FACTORS RELATING TO THE NOTES

An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the value of each currency in the group of Asian currencies relative to the U.S. dollar, and other events that are difficult to predict and beyond our control.

The Supplemental Return Amount Payable at Maturity May Be Zero

The amount of the maturity payment will depend on the difference between the ending value of each currency in the group of Asian currencies and the starting value of that currency. Unless the sum of the currency return percentages for the currencies in the group exceeds zero, the supplemental return amount will be zero. This will be true even if the value of each currency in the group relative to the U.S. dollar has increased at one or more times during the term of the Notes or if the value of some but not all currencies in the group relative to the U.S. dollar at maturity are greater than the value of the same currencies relative to the U.S. dollar on the date of this prospectus supplement.

The Use of a Return on a Group of Currencies Instead of a Single Currency Return May Lower the Return on Your Investment

Because the supplemental return percentage will be based on the sum of the currency return percentages for each currency in the group of Asian currencies, a significant increase in the values of some but not all of the currencies in the group relative to the U.S. dollar may be substantially or entirely offset by decreases in the values of the other currencies in the group relative to the U.S. dollar during the term of the Notes.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The amount we will pay to you on the Notes may be less than the return you could have earned on other investments. The Notes do not pay any interest. As a result, if the supplemental return amount is less than approximately $1.33, the yield on the Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Global Markets Holdings of comparable maturity.

The Historical Performance of the Group of Asian Currencies and Each Individual Currency in the Group Is Not an Indication of the Future Performance of the Group or Those Currencies

The historical performance of the group of Asian currencies and each individual currency in the group, which is included in this prospectus supplement, should not be taken as an indication of the future performance of the group or any of those currencies during the term of the Notes. Changes in the value of each currency in the group relative to the U.S. dollar will affect the trading price of the Notes, but it is impossible to predict whether the values of the currencies in the group relative to the U.S. dollar will increase or decrease.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May be Substantially Less Than the Amount You Originally Invest

We believe that the value of your Notes in the secondary market will be affected by the supply of and demand for the Notes, the value of each currency in the group of Asian currencies relative to the U.S. dollar and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

The Exchange Rates for the Currencies in the Group of Asian Currencies.    We expect that the market value of the Notes at any given time will likely depend substantially on the U.S. dollar exchange rate for each currency in the group of Asian currencies at that time relative to the U.S. dollar exchange rate for each currency in the group on the date of this prospectus supplement. However, changes in the value of each currency in the group relative to the U.S. dollar may not always be reflected, in full or in part, in the market value of the Notes. If you choose to sell your Notes when the values of the currencies in the group relative to the U.S. dollar exceed their starting values, you may receive substantially less than the amount that would be payable at maturity based on those values because of expectations that the values of the currencies in the group relative to the U.S. dollar will continue to fluctuate between that time and the time when ending values of the currencies in the group are determined. If you choose to sell your Notes when the values of the currencies in the group relative to the U.S. dollar are below the values of those currencies on the date of this prospectus supplement, you may receive less than the amount you originally invested.

The value of each currency in the group of Asian currencies relative to the U.S. dollar will be influenced by both the complex and interrelated global and regional political, economic, financial and other factors that can affect the currency markets on which the currencies in the group are traded. The U.S. dollar exchange rate for each currency in the group is at any moment a result of the supply and demand for the two currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the originating country of each currency in the group and the United States, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in those countries and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of those countries, the United States and other countries important to international trade and finance.

Volatilities of the Currencies in the Group of Asian Currencies.    Volatility is the term used to describe the size and frequency of market fluctuations. If the volatilities of the exchange rates for the currencies in the group change during the term of the Notes, the market value of the Notes may decrease.

Intervention in the Currency Markets by the Countries Issuing the Currencies in the Group of Asian Currencies.    Foreign exchange rates can either be fixed by sovereign government or floating. Exchange rates of most economically developed countries, including those issuing the South Korean won, the Thai baht, the Indian rupee, the Taiwanese dollar and the Australian dollar, are permitted to fluctuate in value relative to the U.S. dollar. Governments, including those issuing the currencies in the group, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amount payable could be affected by the actions of sovereign governments which could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change during the term of the Notes in the event that the exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the currencies in the group of Asian currencies or the U.S. dollar, or any other currency.

Interest Rates.    We expect that the market value of the Notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Notes may decrease, and if U.S. interest rates decrease, the market value of the Notes may increase. In addition, increases in United States interest rates relative to interest rates in the countries issuing the currencies in the group of Asian currencies may decrease the future value of the U.S. dollar relative to the currencies in the group, as implied by currency futures contracts, which would generally tend to increase the value of the Notes, and decreases in United States interest rates relative to interest rates in the countries issuing the currencies in the group may increase the future value of the U.S. dollar relative to the currencies in the group, as implied by currency futures contracts, which would generally tend to reduce the value of the Notes. Increases in interest rates in the countries issuing the currencies in the group relative to United States interest rates may decrease the future values of the currencies in the group relative to the U.S. dollar, as implied by currency futures contracts, which would tend to decrease the value of the Notes, and decreases in interest rates in the countries issuing the currencies in the group relative to United States interest rates may increase the future values of the currencies in the group relative to the U.S. dollar, as implied by currency futures contracts, which would generally tend to increase the value of the Notes. Interest rates may also affect the economies of the countries issuing the currencies in the group or of the United States and, in turn, the exchange rates and therefore the values of the currencies in the group relative to the U.S. dollar.

Time Premium or Discount.    As a result of a “time premium or discount,” the Notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of each currency in the group of Asian currencies relative to the U.S. dollar the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of each currency in the group relative to the U.S. dollar during the period prior to the maturity of the Notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, thereby increasing or decreasing the market value of the Notes.

Citigroup Global Markets Holdings’ Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in our credit ratings, financial condition or results may affect the market value of the Notes.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the Notes attributable to another factor, such as an increase in the value of each currency in the group of Asian currencies relative to the U.S. dollar.

In general, assuming all relevant factors are held constant, we expect that the effect on the market value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Even Though Currency Trades Around-the-clock, Your Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the Notes will not conform to the hours during which the currencies in the group of Asian currencies and the U.S. dollar are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the market price of the Notes. The possibility of these movements should be taken into account in relating the value of the Notes to those in the underlying foreign exchange markets.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe to this information, but this information will not necessarily be reflected in the value of the currency return percentage used to calculate the supplemental return amount. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

There is currently no secondary market for the Notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. The Notes have been approved for listing on the American Stock

Exchange under the symbol “CAQ,” subject to official notice of issuance. If the secondary market for the Notes is limited, there may be few buyers should you choose to sell your Notes prior to maturity and this may reduce the price you receive.

Citigroup Global Markets Inc., an Affiliate of Citigroup Global Markets Holdings, is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets Inc., which is acting as the calculation agent for the Notes, is an affiliate of ours. As a result, Citigroup Global Markets Inc.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Global Markets Holdings’ Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the Notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the currencies in the group of Asian currencies or in other instruments, such as options, swaps or futures, based on the group of Asian currencies or the currencies in the group. This hedging activity could be adverse to your interest if it affects the price at which Citigroup Global Markets Inc. may be willing to purchase your Notes in the secondary market. Since hedging our obligation under the Notes involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Notes declines.

DESCRIPTION OF THE NOTES

The description in this prospectus supplement of the particular terms of the Principal-Protected Notes Based Upon a Group of Asian Currencies Due April 28, 2008 (the “Notes”) supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the registered securities set forth in the accompanying prospectus.

General

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus. The aggregate principal amount of Notes issued will be $85,000,000 (8,500,000 Notes). The Notes will mature on April 28, 2008, will constitute part of the senior debt of Citigroup Global Markets Holdings and will rank pari passu with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest on the Notes or any other payments on the Notes until maturity.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Payment at Maturity

The Notes will mature on April 28, 2008. You will receive at maturity, for each $10 principal amount of Notes you hold, a payment equal to the sum of $10 and a supplemental return amount.

Supplemental Return Amount

The supplemental return amount will be based on the amount by which the ending value of each currency in a group of Asian currencies differs from the starting value of that currency.

•	If the supplemental return percentage is less than or equal to zero, the supplemental return amount will equal zero.

•	If the supplemental return percentage is greater than zero, the supplemental return amount will equal the product of:

$10 * Supplemental Return Percentage * Participation Rate

The group of Asian currencies includes the lawful currency of South Korea (currently the South Korean won), the lawful currency of Thailand (currently the Thai baht), the lawful currency of India (currently the Indian rupee), the lawful currency of Taiwan (currently the Taiwanese dollar), and the lawful currency of Australia (currently the Australian dollar).

The participation rate equals 100%.

The supplemental return percentage will equal the sum of the currency return percentages for each currency in the group of Asian currencies.

The currency return percentage for each currency in the group will equal the following fraction:

Ending Value–Starting Value	x Allocation Percentage
Starting Value

The allocation percentage for each currency in the group equals 20%.

The starting value for one South Korean won in U.S. dollars will equal $0.00100115, for one Thai baht in U.S. dollars will equal $0.02537427, for one Indian rupee in U.S. dollars will equal $0.02287544, for one Taiwanese dollar in U.S. dollars will equal $0.03186439, for one Australian dollar in U.S. dollars will equal $0.78070000, the exchange rate into U.S. dollars for one unit of each currency on April 25, 2005, the date of this prospectus supplement.

The ending value for each currency in the group will equal the exchange rate of one unit of that currency in U.S. dollars on the valuation date.

The valuation date will be April 23, 2008.

The exchange rate for the currency of South Korea on any business day will be the U.S. dollar/South Korean won exchange rate in the interbank market, expressed as the amount of U.S. dollars per one South Korean won, as reported by Bloomberg, L.P. (“Bloomberg”) on page TKC7, or any substitute page, at approximately 3:00 p.m., Tokyo time.

The exchange rate for the currency of Thailand on any business day will be the U.S. dollar/Thai baht exchange rate in the interbank market, expressed as the amount of U.S. dollars per one Thai baht, as reported by Bloomberg on page TKC7, or any substitute page, at approximately 3:00 p.m., Tokyo time.

The exchange rate for the currency of India on any business day will be the U.S. dollar/Indian rupee exchange rate in the interbank market, expressed as the amount of U.S. dollars per one Indian rupee, as reported by Bloomberg on page TKC7, or any substitute page, at approximately 3:00 p.m., Tokyo time.

The exchange rate for the currency of Taiwan on any business day will be the U.S. dollar/Taiwanese dollar exchange rate in the interbank market, expressed as the amount of U.S. dollars per one Taiwanese dollar, as reported by Bloomberg on page TKC7, or any substitute page, at approximately 3:00 p.m., Tokyo time.

The exchange rate for the currency of Australia on any business day will be the U.S. dollar/Australian dollar exchange rate in the interbank market, expressed as the amount of U.S. dollars per one Australian dollar, as reported by Bloomberg on page TKC7, or any substitute page, at approximately 3:00 p.m., Tokyo time.

If the ending value for any currency in the group is less than the starting value used for the computation of the currency return percentage, then the currency return percentage will be negative. However, the supplemental return amount cannot be less than zero (ensuring that the payment you receive at maturity will not be less than the amount of your original investment in the Notes).

A business day means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obliged by law or executive order to close.

If quotes for the exchange rate on the valuation date for any currency in the group are not available as described in the preceding paragraphs, the exchange rate used to determine the ending value for such currency in the group will equal the noon buying rate in New York on the valuation date for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”). If the Noon Buying Rate is not announced on that date, then the exchange rate for such currency in the group will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 10:00 a.m., New York City time, on the date following the valuation date for the purchase or sale for deposits in the relevant currency by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the calculation agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations on that date, then the exchange rate for such currency in the group will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 10:00 a.m., New York City time, on that same date from two leading commercial banks in New York (selected in the sole discretion of the calculation agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the calculation agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the exchange rate for such currency in the group will be the rate that would be used by the calculation agent in making valuation determinations for Citigroup Global Markets Inc.’s financial reporting purposes on the date following the valuation date.

The amount payable to you at maturity is dependent upon the amount by which the ending value of each currency in the group differs from the starting value of that currency. The Notes provide less opportunity for appreciation than a direct investment in each currency in the group because even if the value of any such currency relative to the U.S. dollar is greater than the starting value of that currency at one or more times during the term of the Notes, as long as the ending value is less than the starting value, the currency return percentage will be negative. In addition, even if the value of some but not all of the currencies in the group relative to the U.S. dollar at maturity are greater than their starting values, these increases may be substantially or entirely offset by low ending value of one or more other currencies in the group.

Maturity Payment — Hypothetical Examples

Because the supplemental return percentage and, therefore, the supplemental return amount, is dependent on the ending value of each currency in the group of Asian currencies, and because the ending value of each currency in the group could be a number of different values, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity.

The table below shows hypothetical supplemental return amounts on the Notes for a range of returns on the group of currencies. The table assumes a participation rate of 100%.

Supplemental Return Percentage	Supplemental Return Amount	Maturity Payment Per Note
–20.0%	$0.00	$10.00
–18.0%	$0.00	$10.00
–16.0%	$0.00	$10.00
–14.0%	$0.00	$10.00
–12.0%	$0.00	$10.00
–10.0%	$0.00	$10.00
–8.0%	$0.00	$10.00
–6.0%	$0.00	$10.00
–4.0%	$0.00	$10.00
–2.0%	$0.00	$10.00
0.0%	$0.00	$10.00
2.0%	$0.20	$10.20
4.0%	$0.40	$10.40
6.0%	$0.60	$10.60
8.0%	$0.80	$10.80

Supplemental Return Percentage	Supplemental Return Amount	Maturity Payment Per Note
10.0%	$1.00	$11.00
12.0%	$1.20	$11.20
14.0%	$1.40	$11.40
16.0%	$1.60	$11.60
18.0%	$1.80	$11.80
20.0%	$2.00	$12.00
22.0%	$2.20	$12.20
24.0%	$2.40	$12.40
26.0%	$2.60	$12.60
28.0%	$2.80	$12.80
30.0%	$3.00	$13.00

The examples below show hypothetical maturity payments per Note, for a range of ending values of the currencies in the group of Asian currencies. The examples assume that the investment in the Notes is $10, that the starting value for one South Korean won in U.S. dollars is $0.00100115, for one Thai baht in U.S. dollars is $0.02537427, for one Indian rupee in U.S. dollars is $0.02287544, for one Taiwanese dollar in U.S. dollars is $0.03186438, for one Australian dollar in U.S. dollars is $0.78070000, that the supplemental return amount cannot equal less than zero, that the valuation date is April 23, 2008, that the allocation percentage for each currency in the group is 20%, and that the participation rate is 100%. The values of the currencies in the group relative to the U.S. dollar illustrated in the examples have been rounded to seven decimal places.

Example 1:	The values of the currencies in the group of Asian currencies relative to the U.S. dollar fluctuate during the term of the Notes. The ending values of all the currencies are greater than the starting values of that currencies. Accordingly, the supplemental return percentage is more than zero:

	Starting Value	Ending Value	Currency Return Percentage
The South Korean Won	$0.0010012	$0.0012348	4.67%
The Thai Baht	$0.0253743	$0.0284294	2.41%
The Indian Rupee	$0.0228754	$0.0262227	2.93%
The Taiwanese Dollar	$0.0318644	$0.0341122	1.41%
The Australian Dollar	$0.7807000	$0.8497314	1.77%

Supplemental Return Percentage = 13.18%, calculated as the sum of the currency return percentages for each currency in the group of Asian currencies

Supplemental Return Amount = $1.3181

Payment at Maturity = $11.3181

Example 2:	The values of the currencies in the group of Asian currencies relative to the U.S. dollar fluctuate during the term of the Notes. The ending values of all the currencies are lower than the starting values of that currencies. Accordingly, the supplemental return percentage is less than zero:

	Starting Value	Ending Value	Currency Return Percentage
The South Korean Won	$0.0010012	$0.0009659	–0.70%
The Thai Baht	$0.0253743	$0.0213612	–3.16%
The Indian Rupee	$0.0228754	$0.0227477	–0.11%
The Taiwanese Dollar	$0.0318644	$0.0306426	–0,77%
The Australian Dollar	$0.7807000	$0.7378620	–1.10%

Supplemental Return Percentage = –5.84%, calculated as the sum of the currency return percentages for each currency in the group of Asian currencies

Supplemental Return Amount = $0.0000

Payment at Maturity = $10.0000

Example 3:	The values of the currencies in the group of Asian currencies relative to the U.S. dollar fluctuate during the term of the Notes. The ending values of some but not all of the currencies are greater than the starting values of that currencies. The supplemental return percentage is more than zero:

	Starting Value	Ending Value	Currency Return Percentage
The South Korean Won	$0.0010012	$0.0011063	2.10%
The Thai Baht	$0.0253743	$0.0250387	–0.26%
The Indian Rupee	$0.0228754	$0.0240965	1.07%
The Taiwanese Dollar	$0.0318644	$0.0295725	–1,44%
The Australian Dollar	$0.7807000	$0.9481130	4.29%

Supplemental Return Percentage = 5.75%, calculated as the sum of the currency return percentages for each currency in the group of Asian currencies

Supplemental Return Amount = $0.5755

Payment at Maturity = $10.5755

Example 4:	The values of the currencies in the group of Asian currencies relative to the U.S. dollar fluctuate during the term of the Notes. The ending values of some but not all of the currencies are greater than the starting values of that currencies. The supplemental return percentage is less than zero:

	Starting Value	Ending Value	Currency Return Percentage
The South Korean Won	$0.0010012	$0.0011482	2.94%
The Thai Baht	$0.0253743	$0.0195615	–4.58%
The Indian Rupee	$0.0228754	$0.0251482	1.99%
The Taiwanese Dollar	$0.0318644	$0.0285349	–2.09%
The Australian Dollar	$0.7807000	$0.8172020	0.94%

Supplemental Return Percentage = –0.81%, calculated as the sum of the currency return percentages for each currency in the group of Asian currencies

Supplemental Return Amount = $0.0000

Payment at Maturity = $10.0000

The examples are for the purpose of illustration only. The supplemental return amount will depend on the actual ending values as determined by the calculation agent as provided in this prospectus supplement. Historical performance of the group of Asian currencies is included in this prospectus supplement under “Exchange Rates.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the calculation agent and will equal, for each Note, the maturity payment, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Global Markets Holdings, the claim of the beneficial owner of a Note will be capped at the maturity payment calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes will bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 4.75% per annum on the unpaid amount due.

Book-Entry System

Upon issuance, all Notes will be represented by one or more fully registered global securities (the “Global Securities”). Each such Global Security will be deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes in definitive form, no Global Security may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts that each of these systems maintains as a participant in DTC.

A description of DTC’s procedures with respect to the Global Securities is set forth in the section “Book-Entry Procedures and Settlement” in the accompanying prospectus. DTC has confirmed to Citigroup Global Markets Holdings, Citigroup Global Markets Inc. and the trustee that it intends to follow such procedures.

Same-Day Settlement and Payment

Settlement for the Notes will be made by Citigroup Global Markets Inc. in same-day funds. All maturity payments and all interest payments will be paid by Citigroup Global Markets Holdings in same-day funds so long as the Notes are maintained in book-entry form.

Calculation Agent

The calculation agent for the Notes will be Citigroup Global Markets Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Global Markets Holdings, potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining the amounts due to the holders of the Notes. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

EXCHANGE RATES

General

The group of Asian currencies is designed to allow investors to participate in exchange rate movements of the Asian currencies included in the group, as reflected by the changes in the U.S. dollar value of each currency in the group over the term of the Notes. The currencies that will compose the group include the South Korean won, the Thai baht, the Indian rupee, the Taiwan dollar and the Australian dollar. The allocation percentage for each currency in the group equals 20%.

As exchange rates move, the U.S. dollar value of each currency in the group of Asian currencies will vary based on the appreciation or depreciation of that currency. Any appreciation in any currency in the group relative to the U.S. dollar, assuming the exchange rates of all other currencies in the group remain the same, will result in an increase in the supplemental return percentage. Conversely, any depreciation in any currency in the group relative to the U.S. dollar, assuming the exchange rates of all other currencies in the group remain the same, will result in a decrease in the supplemental return percentage.

Historical Data on the Group of Asian Currencies

Exchange Rates

The following graphs show the daily exchange rates for each currency in the group of Asian currencies in the period from January 1, 1995 through April 25, 2005 using historical data obtained from Bloomberg. The historical data on each currency in the group is not necessarily indicative of the future performance of the currencies or what the value of the Notes may be. Any historical upward or downward trend in the exchange rates of the currencies in the group during any period set forth below is not an indication that the currency exchange rates are more or less likely to increase or decrease at any time during the term of the Notes.

The South Korean Won

The Thai Baht

The Indian Rupee

The Taiwanese Dollar

The Australian Dollar

On April 25, 2005, the exchange rate for the value of one South Korean won in U.S. dollars was $0.00100115, the exchange rate for the value of one Thai baht in U.S. dollars was $0.02537427, the exchange rate for the value of one Indian rupee in U.S. dollars was $0.02287544, the exchange rate for the value of one Taiwanese dollar in U.S. dollars was $0.03186439 and the exchange rate for the value of one Australian dollars in U.S. dollar was $0.78070000.

The following graph shows the hypothetical composite performance of the group of five Asian currencies based upon data from Bloomberg. The value of such group of currencies was set to 100.00 U.S. dollars on April 25, 2005 based upon the U.S. dollar/local currency exchange rate on such date assuming 20.00 U.S. dollars is invested in each of the five currencies. The value of the group Asian currencies on any day is computed by using the U.S. dollar/local currency exchange rates currencies for that day and the multipliers used to equally weight the currencies as of April 25, 2005. Past results are not necessarily indicative of future performance of the currencies.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations, taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, and persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Global Markets Holdings will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Global Markets Holdings that is subject to United States Treasury regulations governing contingent debt instruments generally (the “Contingent Debt Regulations”) and foreign currency-linked contingent debt instruments specifically (the “Foreign Currency Regulations”). Moreover, each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Foreign Currency Regulations and the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Foreign Currency Regulations and the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Under the Foreign Currency Regulations, the rules applicable to debt instruments that provide for payments determined by reference to multiple currencies depend on the “denomination currency” of the debt instrument. Because the present value of the principal payment, which is a fixed U.S. dollar amount, is greater than the present value of the projected amount attributable to each of the currencies in the group of Asian currencies, the denomination currency of the Notes is the U.S. dollar. The Foreign Currency Regulations provide that the Notes consequently will be taxed pursuant to the rules contained in the Contingent Debt Regulations.

Taxation of Interest.    A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of 4.253% (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Global Market Holdings could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. Solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, a payment of $11.3366 at maturity (the “Projected Payment Amount”). The

Projected Payment Amount is calculated as the amount required to produce the comparable yield, taking into account the Note’s issue price.

The comparable yield and the Projected Payment Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Global Markets Holdings with respect to the actual yield of or payment to be made in respect of a Note. The comparable yield and the Projected Payment Amount do not necessarily represent Citigroup Global Markets Holdings’ expectations regarding such yield or the amount of such payment.

Each Note will be issued at par. However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes in taxable income each year.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods, less the amount of any payments made in all prior accrual periods. Based upon the comparable yield, if a U.S. Holder that employs the accrual method of tax accounting and pays taxes on a calendar year basis buys a Note at original issue for $10 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note for each of the following periods: $0.2878 in 2005; $0.4376 in 2006; $0.4562 in 2007; and $0.1551 in 2008 (adjusted as described in the second below paragraph).

Disposition of the Notes.     When a U.S. Holder sells, exchanges or otherwise disposes of Note (including upon repayment of the Note at maturity) (a “disposition”), the U.S. Holder’s gain (or loss) on such disposition will equal the difference between the amount received by the U.S. Holder for the Note and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis (i.e., adjusted cost) in a Note will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder and less the amount of any payments received by the holder while holding the Note.

If the amount received on the Note at maturity exceeds the Projected Payment Amount, the U.S. Holder will be required to include any such excess in income as ordinary income. Alternatively, if the amount received at maturity is less than the Projected Payment Amount, the difference between the Projected Payment Amount and the amount received at maturity will be treated as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which maturity occurs, but only to the extent of the amount of such includible interest. Any remaining portion of such shortfall may be recognized and deducted by the U.S. Holder as an ordinary loss to the extent of the U.S. Holder’s previous Tax OID inclusions with respect to the Note.

On a disposition of a Note other than repayment of a Note at maturity, any gain realized by a U.S. Holder will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if such U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Persons

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes.     All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Global Markets Holdings’ stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Global Markets Holdings through stock ownership;

(ii) the beneficial owner of a Note certifies on Internal Revenue Services Form W-8BEN (or successor form), under penalties of perjury, that is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii) such payments and gains are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding.    In general, a Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Global Markets Holdings with an Internal Revenue Service Form W-8BEN described above and Citigroup Global Markets Holdings does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

UNDERWRITING

The terms and conditions set forth in the terms agreement dated the date hereof, which incorporates by reference the underwriting agreement basic provisions dated December 1, 1997, govern the sale and purchase of the Notes. The terms agreement and the underwriting agreement basic provisions are referred to together as the underwriting agreement. Citigroup Global Markets Inc., as underwriter, has agreed to purchase from Citigroup Global Markets Holdings, and Citigroup Global Markets Holdings has agreed to sell to Citigroup Global Markets Inc., $85,000,000 principal amount of Notes (8,500,000 Notes).

The underwriting agreement provides that the obligation of Citigroup Global Markets Inc. to purchase the Notes included in this offering is subject to approval of certain legal matters by counsel and to other conditions. Citigroup Global Markets Inc. is obligated to purchase all of the Notes if it purchases any of the Notes.

Citigroup Global Markets Inc. proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Notes to dealers at the public offering price less a concession not to exceed $0.25 per Note. Citigroup Global Markets Inc. may allow, and these dealers may reallow, a concession not to exceed $0.25 per Note on sales to certain other dealers. Sales may also be made through Citicorp Investment Services and Citicorp Financial Services Corp., broker-dealers affiliated with Citigroup Global Markets Inc., acting as agents. Citicorp Investment Services and Citicorp Financial Services Corp. will receive as remuneration a portion of the underwriting discount set forth on the cover of this prospectus supplement equal to $0.25 per Note for the Notes they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets Inc. may change the public offering price and other selling terms.

Citigroup Global Markets Holdings has agreed that, for the period beginning on the date of the underwriting agreement and continuing to and including the closing date for the purchase of the Notes, it will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to offer or sell or otherwise dispose of any securities, including any backup undertakings for such securities, of Citigroup Global Markets Holdings, in each case that are substantially similar to the Notes or any security convertible into or exchangeable for the Notes or substantially similar securities. Citigroup Global Markets Inc. may release any of the securities subject to this lock-up at any time without notice.

Prior to this offering, there has been no public market for the Notes. Consequently, the initial public offering price for the Notes was determined by negotiations between Citigroup Global Markets Holdings and Citigroup Global Markets Inc. There can be no assurance, however, that the prices at which the Notes will sell in the public market after this offering will not be lower than the price at which they are sold by Citigroup Global Markets Inc. or that an active trading market in the Notes will develop and continue after this offering.

The Notes have been approved for listing on the American Stock Exchange under the symbol “CAQ,” subject to official notice of issuance.

In connection with the offering, Citigroup Global Markets Inc., as the underwriter, may purchase and sell Notes in the open market. These transactions may include covering transactions and stabilizing transactions. Covering transactions involve purchases of Notes in the open market after the distribution has been completed to cover short positions. Stabilizing transactions consist of bids or purchases of Notes made for the purpose of preventing a decline in the market price of the Notes while the offering is in progress.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. Citigroup Global Markets Inc. may conduct these transactions in the over-the-counter market or otherwise. If Citigroup Global Markets Inc. commences any of these transactions, it may discontinue them at any time.

We estimate that our total expenses for this offering will be $100,000.

Citigroup Global Markets Inc. is a subsidiary of Citigroup Global Markets Holdings. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Citigroup Global Markets Inc. may not confirm sales to any discretionary account without the prior specific written approval of a customer.

This prospectus supplement, together with the accompanying prospectus, may also be used by Citigroup Global Markets Holdings’ broker-dealer subsidiaries or affiliates in connection with offers and sales of the Notes (subject to obtaining any necessary approval of the American Stock Exchange for any of these offers and sales) in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Any of these subsidiaries or affiliates may act as principal or agent in these transactions. None of these subsidiaries or affiliates is obligated to make a market in the Notes and any may discontinue any market making at any time without notice, at its sole discretion.

This prospectus supplement and the accompanying prospectus in electronic format may be made available on the website maintained by the underwriter.

We have agreed to indemnify Citigroup Global Markets Inc. against certain liabilities under the Securities Act of 1933, or to contribute to payments Citigroup Global Markets Inc. may be required to make because of any of those liabilities.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that (a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of 29 C.F.R 2510.3-101 or otherwise, or (iii) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA ((i), (ii) and (iii) collectively, “ERISA-Type Plans”); and (b) if it is a plan described in Section 4975(e)(l) of the Internal Revenue Code of 1986, as amended, that is not an ERISA-Type Plan (for example, individual retirement accounts, individual retirement annuities or Keogh plans), none of Citigroup Global Markets, Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the Notes.

LEGAL MATTERS

The validity of the Notes and certain matters relating thereto will be passed upon for Citigroup Global Markets Holdings by Edward F. Greene, Esq. Mr. Greene, General Counsel of Citigroup Global Markets Holdings, beneficially owns, or has rights to acquire under Citigroup employee benefit plans, an aggregate of less than one percent of the common stock of Citigroup. Certain legal matters will be passed upon for the underwriter by Cleary Gottlieb Steen & Hamilton LLP, New York, New York, Cleary Gottlieb Steen & Hamilton LLP has also acted as special tax counsel to Citigroup Global Markets Holdings in connection with the Notes. Cleary Gottlieb Steen & Hamilton LLP has from time to time acted as counsel for Citigroup Global Markets Holdings and certain of its affiliates and may do so in the future.

You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of the document.

Citigroup Global Markets

Holdings Inc.

8,500,000 Principal-Protected Notes

Based Upon

a Group of Asian Currencies

Due April 28, 2008

($10 Principal Amount per Note)

Prospectus Supplement

April 25, 2005

(Including Prospectus dated

November 1, 2004)

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